GLOBAL PARTNERS LP
P.O. BOX 9161
800 SOUTH ST.
WALTHAM, MASSACHUSETTS  02454-91961

September 5, 2008

VIA EDGAR

Mr. H. Roger Schwall, Assistant Director

Ms. Jenifer Gallagher

Division of Corporation Finance, Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-7010

Re:	Global Partners LP
Form 10-K for Fiscal Year Ended December 31, 2007, filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008, filed August 8, 2008
File No. 001-32593

Dear Mr. Schwall and Ms. Gallagher:

            This letter acknowledges receipt of your comment letter dated August 28, 2008.

            In order to provide detailed responses to the staff’s comments contained in your letter, we request additional time to coordinate with those individuals responsible for the disclosures made in the above-referenced filings.  We intend to submit our responses via EDGAR on or before September 30, 2008.  Should you have any questions in the meantime, please feel free to contact us at (781) 894-8800.

Sincerely,

/s/ Thomas J. Hollister
Thomas J. Hollister
Chief Operating Officer and Chief Financial Officer